Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports Third Quarter 2018 Unaudited Financial Results

—Third-Quarter Net Revenues Rise 43% Year on Year—

—Gross Billing from Mobile Audience Solutions More Than Doubled from Last Year’s Third Quarter—

—Company Announces US$10.0 Million Share Repurchase Program—

Hong Kong, November 28, 2018 — iClick Interactive Asia Group Limited (“iClick”) (NASDAQ: ICLK), a leading independent online marketing and data technology platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2018, in addition to approval from its board of directors of a share repurchase program with an aggregate value of up to US$10.0 million.

	Three Months Ended September 30,
	2017	2018	Percentage change
	(US$ in thousands)	(US$ in thousands)
	(Unaudited)	(Unaudited)
Financial Metrics:
Net revenues
Net revenues from mobile audience solutions	24,991	37,781	51%
Net revenues from other solutions	4,765	4,806	1%
Total net revenues	29,756	42,587	43%
Adjusted EBITDA[1]	(410)	1,189	N/M
Adjusted net loss[1]	(1,821)	(822)	N/M
Diluted adjusted net loss per ADS[1]	(0.09)	(0.02)	N/M
Operating Metrics:
Gross billing
Gross billing from mobile audience solutions	41,407	87,090	110%
Gross billing from other solutions	17,027	17,321	2%
Total gross billing	58,434	104,411	79%

“We have seen another quarter with significant operational achievements, delivering robust and encouraging financial metrics, record high adjusted EBITDA and historical low adjusted net loss, while making progress executing our long-term business strategy,” said Sammy Hsieh, Chief Executive Officer and Co-Founder of iClick. “Gross billing from our mobile audience solutions more than doubled from last year’s third quarter, and net revenues from this business line grew more than 50% from the same period last year.

1                 For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“iClick successfully raised growth capital from its convertible bond issuance during the quarter, which provided funds to support future acquisitions, continued expansion into China and international markets and enhancement of our broad product offerings,” Hsieh said. “As we continue to leverage the strength of our market leading Chinese consumer dataset and diversified customer base, we look forward to driving continued growth and value for all of our stakeholders.

“We also announced a share repurchase program, which is a testament to our confidence in iClick’s growth prospects and provides an excellent opportunity to invest in the company’s future,” Hsieh said.

Third Quarter 2018 Financial and Operational Updates:

Net revenues for the third quarter of 2018 grew by 43% to US$42.6 million, from US$29.8 million for the third quarter of 2017, primarily as the result of an increase in net revenues from mobile audience solutions.

Net revenues from mobile audience solutions increased by 51% to US$37.8 million for the third quarter of 2018, from US$25.0 million for the same quarter last year, primarily as the result of strong market demand in mobile audience solutions.

Net revenues from other solutions was US$4.8 million for the third quarter of 2018, flat with the third quarter of 2017.

Gross profit for the third quarter of 2018 increased by 44% to US$9.3 million, from US$6.5 million for the third quarter of 2017, mainly as the result of an increase in gross profit from mobile audience solutions.

Total operating expenses were US$23.4 million for the third quarter of 2018, compared with US$9.2 million for the third quarter of last year. The increase was primarily due to share-based compensation of US$11.6 million related to incentives awarded to certain employees and business consultants, as well as transaction cost of US$2.2 million directly attributable to the issuance of US$30 million of convertible notes in September 2018.

Operating loss for the third quarter of 2018 was US$14.0 million, compared with an operating loss of US$2.7 million for the third quarter of 2017, as a result of the above.

Net loss totalled US$21.8 million for the third quarter of 2018, compared with net profit of US$6.4 million for the third quarter of 2017, mainly attributed to operating loss of US$14.0 million in the third quarter of 2018 as described above. In addition, we recorded a fair value gain on derivative liabilities of US$7.7 million in the third quarter of 2017 in connection with our series A and B preferred shares, while we recorded fair value loss on convertible notes of US$5.4 million in the third quarter of 2018. Furthermore, we recorded an exchange gain of US$1.3 million in the third quarter of 2017, while we recorded an exchange loss of US$1.9 million for the third quarter of 2018 due to the depreciation of the Renminbi against the US dollar.

Net loss attributable to the Company’s shareholders per diluted ADS was US$0.41, compared with a net profit per diluted ADS of US$0.12 for the third quarter of 2017.

Gross billing2 reached US$104.4 million for the third quarter of 2018, an increase of 79% from the third quarter of 2017, primarily as the result of significant growth in mobile audience solutions. Gross billing from mobile audience solutions totalled US$87.1 million for the third quarter of 2018, representing an increase of 110% from last year’s third quarter, as the result of larger mobile marketing spend by the Company’s clients. Gross billing from other solutions was US$17.3 million for the third quarter of 2018, an increase of 2% from the third quarter of 2017.

Adjusted EBITDA for the third quarter of 2018 was US$1.2 million, compared with a loss of US$0.4 million for the third quarter of 2017, primarily resulting from a substantial increase in gross profit. For a reconciliation of the Company’s adjusted EBITDA to net profit/(loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net loss attributable to the Company’s shareholders, which excludes share-based compensation, fair value (gain)/loss on derivative liabilities, fair value loss on convertible notes, other (gains)/losses, net, and convertible notes issuance costs, for the third quarter of 2018 was US$0.8 million, compared with US$1.8 million for the third quarter of 2017. For a reconciliation of the Company’s adjusted net loss to net profit/(loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

As of September 30, 2018, the Company’s cash and cash equivalents grew to US$49.8 million, from US$19.4 million at December 31, 2017. Time deposits amounted to US$7.0 million, compared with US$25.0 million at December 31, 2017.

Outlook

Based on the information available as of the date of this press release, iClick provided the following revised outlook:

•                  Net revenues are estimated to be between US$160 million and US$170 million for 2018, representing 28% to 36% growth from 2017. This compares with prior guidance of US$175 million to US$180 million, with the revision principally due to depreciation of the Renminbi against the US dollar.

•                  Gross billing is estimated to be between US$380 million and US$420 million for 2018, representing 53% to 69% growth from 2017.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange rates, and customer demand, which are all subject to change.

2                   Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Share Repurchase Program

iClick’s board of directors today approved a share repurchase program in which the Company may purchase its own ADSs with an aggregate value of up to US$10.0 million over the next 12-month period, ending on November 27, 2019.

iClick expects to fund the repurchase out of its existing cash balance, including cash generated from its operations.

The Company expects to effect the proposed share repurchase on the open market at prevailing market prices, in negotiated transactions off the market, and/or in other legally permissible means from time to time as market conditions warrant in compliance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, at times and in such amounts as the Company deems appropriate.

The share repurchase program does not obligate the Company to acquire any particular number of ADSs and may be suspended, terminated or extended at any time at the Company’s discretion without prior notice.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 28, 2018 (9:00 PM Beijing/Hong Kong time on November 28, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	8894409

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “iClick Interactive.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.i-click.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers until December 5, 2018:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	8894409

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ:ICLK) is an independent online marketing and data technology platform that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfills  various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009, currently operating in nine locations worldwide including Asia and London. For more information, please visit http://ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision making purposes.

The Company believes that adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net loss, and diluted adjusted net loss per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this press release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile strategies; relative percentage of its gross billing recognized as net revenues under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; fluctuations in foreign exchange rates; and general economic conditions in China. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +852-3700-9065 E-mail: ir@i-click.com	In the United States: PondelWilkinson Inc. Evan Pondel/Laurie Berman Tel: +1-310-279-5980 E-mail: iclk@pondel.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018

Net revenues[3]	29,756	42,587	85,497	120,513
Cost of revenues[3]	(23,257)	(33,255)	(65,688)	(93,146)
Gross profit	6,499	9,332	19,809	27,367

Operating expenses
Research and development expenses	(1,344)	(5,409)	(4,578)	(8,286)
Sales and marketing expenses	(5,443)	(7,166)	(17,648)	(19,333)
General and administrative expenses	(2,418)	(10,781)	(6,927)	(16,656)
Total operating expenses	(9,205)	(23,356)	(29,153)	(44,275)
Operating loss	(2,706)	(14,024)	(9,344)	(16,908)
Interest expense	(135)	(119)	(421)	(273)
Other gains/(losses), net	1,429	(1,574)	1,436	(238)
Fair value gain/(loss) on derivative liabilities	7,671	—	(7,056)	—
Fair value loss on convertible notes	—	(5,383)	—	(5,383)
Profit/(loss) before income tax expense	6,259	(21,100)	(15,385)	(22,802)
Income tax benefit/(expenses)	102	(654)	(499)	(1,670)
Net profit/(loss)	6,361	(21,754)	(15,884)	(24,472)
Accretion to convertible redeemable preferred shares redemption value	(204)	—	(605)	—
Accretion to redeemable ordinary shares redemption value	(437)	—	(1,279)	—

Net profit/(loss) attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	5,720	(21,754)	(17,768)	(24,472)

Net profit/(loss)	6,361	(21,754)	(15,884)	(24,472)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	102	(1,014)	(69)	(2,548)

Comprehensive income/(loss) attributable to iClick Interactive Asia Group Limited	6,463	(22,768)	(15,953)	(27,020)

Net profit/(loss) per ADS attributable to iClick Interactive Asia Group Limited
— Basic	0.21	(0.41)	(0.65)	(0.47)
— Diluted	0.12	(0.41)	(0.65)	(0.47)
Weighted average number of ADS used in per share calculation:
— Basic	27,265,630	52,722,561	27,244,344	52,348,326
— Diluted	49,521,078	52,722,561	27,244,344	52,348,326

3                 On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method. The adoption did not have any impact to the accumulated deficit as of January 1, 2018.  As a result of the adoption, certain rebates to marketers are presented net of revenues, as opposed to being included in cost of revenues in prior periods.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31,	As of September 30,
	2017	2018
Assets
Current assets
Cash and cash equivalents	19,401	49,825
Time deposit	25,000	7,000
Accounts receivable, net of allowance for doubtful receivables of US$1,478 and US$1,430 as of December 31, 2017 and September 30, 2018, respectively	40,798	63,082
Rebates receivable	1,334	2,653
Prepaid media costs	37,784	26,189
Other current assets	3,107	3,013
Income tax receivable	3	—
Total current assets	127,427	151,762

Non-current assets
Deferred tax assets	850	878
Property and equipment, net	1,165	441
Intangible assets, net	10,600	7,470
Goodwill	48,496	48,496
Other assets	284	966
Total non-current assets	61,395	58,251

Total assets	188,822	210,013

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiary without recourse to the Company of US$29 and US$28 as of December 31, 2017 and September 30, 2018, respectively)	3,904	4,670
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiary without recourse to the Company of US$5,986 and US$2,327 as of December 31, 2017 and September 30, 2018, respectively)	33,037	29,619
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiary without recourse to the Company of US$804 and US$373 as of December 31, 2017 and September 30, 2018, respectively)	16,129	14,333
Bank borrowings	10,486	12,239
Convertible notes at fair value	—	35,383
Income tax payable	2,123	4,559
Total current liabilities	65,679	100,803

Non-current liability
Deferred tax liabilities	3,159	2,353
Total non-current liability	3,159	2,353

Total liabilities	68,838	103,156

	As of December 31,	As of September 30,
	2017	2018
Shareholders’ equity
Ordinary shares — Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2017 and September 30, 2018, respectively; 21,238,825 and 22,075,159 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	21	22
Ordinary shares — Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2017 and September 30, 2018, respectively; 4,820,608 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	5	5
Treasury shares (2,123,382 shares and 1,802,039 shares as of December 31, 2017 and September 30, 2018, respectively)	(2,093)	(714)
Additional paid-in capital	274,294	286,807
Statutory reserves	81	81
Accumulated other comprehensive losses	(3,320)	(5,868)
Accumulated deficit	(149,004)	(173,476)

Total shareholders’ equity	119,984	106,857

Total liabilities and shareholders’ equity	188,822	210,013

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

Adjusted EBITDA represents net profit/(loss) before (i) depreciation and amortization, (ii) interest expense, (iii) income tax (benefit)/ expenses, (iv) share-based compensation, (v) fair value (gain)/loss on derivative liabilities, (vi) fair value loss on convertible notes, (vii) other (gains)/ losses, net, and (viii) convertible notes issuance cost.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA to net profit/(loss) for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2017	2018	2017	2018

Net profit/(loss)	6,361	(21,754)	(15,884)	(24,472)
Add / (less):
Depreciation and amortization	1,378	1,238	4,212	3,884
Interest expense	135	119	421	273
Income tax (benefit)/expenses	(102)	654	499	1,670
EBITDA	7,772	(19,743)	(10,752)	(18,645)
Add / (less):
Share-based compensation	918	11,785	2,841	13,283
Fair value (gain)/loss on derivative liabilities	(7,671)	—	7,056	—
Fair value loss on convertible notes	—	5,383	—	5,383
Other (gains)/losses, net	(1,429)	1,574	(1,436)	238
Convertible notes issuance cost[4]	—	2,190	—	2,190
Adjusted EBITDA	(410)	1,189	(2,291)	2,449

Adjusted net loss represents net profit/(loss) before (i) share-based compensation, (ii) fair value (gain)/loss on derivative liabilities, (iii) fair value loss on convertible notes, (iv) other (gains)/losses, net, and (v) convertible notes issuance cost. There is no material tax effects on these non-GAAP adjustments.

4                 Convertible notes issuance cost represents one-off transaction cost for the issue of convertible notes, including success fee, legal and professional fee, and consulting fee.

The table below sets forth a reconciliation of the Company’s adjusted net loss to net profit/(loss) for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2017	2018	2017	2018

Net profit/(loss)	6,361	(21,754)	(15,884)	(24,472)
Add / (less):
Share-based compensation	918	11,785	2,841	13,283
Fair value (gain)/loss on derivative liabilities	(7,671)	—	7,056	—
Fair value loss on convertible notes	—	5,383	—	5,383
Other (gains)/losses, net	(1,429)	1,574	(1,436)	238
Convertible notes issuance cost	—	2,190	—	2,190
Adjusted net loss	(1,821)	(822)	(7,423)	(3,378)

The basic and diluted adjusted net loss per ADS for the periods indicated are calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2017	2018	2017	2018

Numerator:
Adjusted net loss	(1,821)	(822)	(7,423)	(3,378)

Accretion to convertible redeemable preferred shares redemption value	(204)	—	(605)	—
Accretion to redeemable ordinary shares redemption value	(437)	—	(1,279)	—
	(2,462)	(822)	(9,307)	(3,378)

Denominator:
Denominator for basic and diluted net loss per ADS
- weighted average ADS outstanding	27,265,630	52,722,561	27,244,344	52,348,326

Basic adjusted net loss per ADS	(0.09)	(0.02)	(0.34)	(0.06)

Diluted adjusted net loss per ADS	(0.09)	(0.02)	(0.34)	(0.06)